Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES PROVIDES A COMMENT ON ARGENTINA’S
DECREE AFFECTING MINING EXPORTERS

TORONTO, ONTARIO – October 27, 2011 - Minera Andes Inc. (the "Company" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) has learned that the government of Argentina announced a change to a 2004 decree which had previously exempted the mining industry from a requirement to repatriate revenues from exports.

As further information becomes available, we will evaluate the impact that this may have on our operating costs.  Minera Andes will keep its shareholders apprised as more information becomes available.

About Minera Andes: Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. The Company had $45 million USD in cash as at September 30, 2011 with no debt.  Rob McEwen, Chairman and CEO, owns 30% of the shares of the company. On September 22, 2011, Minera Andes and US Gold Corporation ("US Gold") announced that the two companies have entered into an arrangement agreement, pursuant to which the companies will combine to form McEwen Mining. This transaction is expected to be completed by the end of the year subject to customary approvals, including stock exchange, court approval and approval by shareholders of Minera Andes and US Gold.

This news release has been submitted by Perry Ing, Chief Financial Officer of the Company.

For further information, please contact: Jenya Meshcheryakova or visit our Web site: www.minandes.com.
Jenya Meshcheryakova Investor Relations 181 Bay Street, Suite 4750 Toronto, Ontario, Canada, M5J 2T3 Toll-Free: 1-866-441-0690 Tel: 647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements: This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, the completion of a business combination between Minera Andes and US Gold (including the numerous approvals required in connection with such a business combination), risks related to business integration as a result of a successful business combination, factors associated with fluctuations in the market price of precious

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metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form, filed on SEDAR (www.sedar.com), and the Company's Form 40F, available on EDGAR (www.sec.gov), for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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